Exhibit (p)(15)

MADISON INVESTMENT HOLDINGS, INC.

MADISON ASSET MANAGEMENT, LLC

NORTHROAD CAPITAL MANAGEMENT LLC

MADISON FUNDS

ULTRA SERIES FUND

MADISON INVESTMENT ADVISORS, LLC

HANSBERGER GROWTH INVESTORS, LP

MADISON STRATEGIC SECTOR PREMIUM FUND

MADISON COVERED CALL & EQUITY STRATEGY FUND

MFD DISTRIBUTOR, LLC

Code of Ethics

Effective September 1, 2015

1.	Statement of General Principles.

All Advisory Employees have a duty at all times to place the monetary interests of clients and mutual fund shareholders before their own. In the conduct of their own personal securities transactions and financial affairs, Advisory Employees must act in accordance with this Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of the employee’s position of trust and responsibility toward our clients. Advisory Employees must strive to avoid even the appearance of impropriety. Advisory Employees must never take inappropriate advantage of their position and must avoid any situation that might call into question their exercise of fully independent judgment. Finally, you should understand that investment opportunities must be offered first to clients before our firm or ourselves. This Code is designed to implement this principle.1

2. Securities Trading Accounts

Advisory Employees may maintain one or more accounts with a broker dealer.2

Initial Holdings Reports. No later than 10 days after employment, each Advisory Employee must provide an initial holdings report to the Compliance Department. For Madison Investment Holdings, Inc., Madison Asset Management, LLC, Madison Investment Advisors, LLC (including its Arizona branch office), Hansberger Growth Investors, LP and NorthRoad Capital Management, LLC, the address is to Compliance Department, Attn: Bart Sargent, 550 Science Drive, Madison, WI 53711. The initial holdings report must contain the following:

•	The title, ticker symbol or CUSIP number, number of shares and principal amount of each security owned (except Exempt Securities) either directly or beneficially;

•	The name and address of your broker/dealer or bank where you maintain your securities account; and

•	The date you submit your report.

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Alternatively, you may provide your most recent brokerage statement(s) (together with any confirms of transactions occurring since the date of the statement(s)) to satisfy the Initial Holdings Report requirement.3

Quarterly Transaction Reports.4 You must arrange for your broker to provide duplicate quarterly statements and duplicate transaction confirmations to the Compliance Department for any existing accounts or new accounts opened during your employment.

3. Unrestricted Securities Activities of Advisory Employees

a)	Except for fluctuating value registered funds advised or subadvised by our firm (Madison Funds, Ultra Series Fund and any closed-end funds) you may purchase and sell shares of open-end investment companies (“mutual funds”) without restriction for your personal accounts. These are considered Exempt Securities. Also treated as Exempt Securities are shares of Unit Investment Trusts that invest exclusively in unaffiliated mutual funds. Finally, except for the restrictions on frequent trading of our propriety mutual funds described in Section 4 below, Madison Funds and Ultra Series Fund are otherwise treated as Exempt Securities.

b)	You may purchase and sell money market securities without restriction for your personal accounts. These are considered Exempt Securities.

c)	You may purchase and sell direct obligations of the U.S. government without restriction for your personal accounts. These are considered Exempt Securities.

d)	You may have an automatic investment plan (“AIP”) in securities that need not be reported. However, any transaction that overrides the pre-set schedule or allocations of the automatic investment plan is NOT considered part of the automatic investment plan and must be cleared and reported as described below. (You do not have to provide duplicate statements for AIPs.)

e)	You may own securities in accounts over which you have no direct or indirect influence or control. For example, you may hire an independent, third party money manager to manage your account, but if you exercise any control or discretion over the account or the third party manager, this exemption does not apply. Even though exempt, we request that you provide us duplicate statements for these types of accounts.

f)

You may purchase and sell certain broad-based, liquid ETF securities (and options on such ETF securities) as Exempt Securities. (This is because the size and liquidity of these ETFs make them similar to mutual funds in that, for ethical considerations purposes, no advantages can be achieved by virtue of trading in these securities as an Advisory Employee except, of course, for matters covered by the last section of this

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Paragraph 3.) To be an Exempt Security, the ETF must not be identified on the attached list as amended by the CCO from time to time. ETFs on the attached list may be pre-cleared for trading (on a one-time or blanket basis), but are not Exempt Securities.

g)	Sales as a result of a tender offer or other corporate transaction made available generally to all shareholders of the issuer are exempt transactions and do not require preclearance.

h)	Note that our Rules on Insider Trading prohibit you from buying securities if you are in possession of material inside information.

4. Restrictions on Personal Investing Activities by Advisory Employees.

You may not purchase or sell a security which, to your knowledge or information, is under consideration as an acquisition or sale by a client or any investment company or is in the process of being acquired or sold for a client or mutual fund until 5 trading days (normally 7 calendar days) before or after all such purchases or sales of the security are completed. All purchases and sales of securities not designated as unrestricted under Paragraph 3 above must be precleared with the designated officer. Except as set forth in the De Minimis Exception below, clearance will not be granted for any security that is currently being held in our model portfolios or that is being actively considered. Except as permitted under the De Minimis Exception below, clearance to sell a position that is held in clients’ portfolios will generally be denied. The firm’s CCO will consider any unusual circumstances that would justify an exception to the preclearance rule.

(Note the exception under Paragraph 10 below for certain client accounts managed for employees.)

What this means is that unless you qualify for the De Minimis Exception below, you may be unable to sell a security you purchase if, after you are given preclearance to buy, the applicable firm later invests that security in client accounts. Therefore, you run the risk of making your security illiquid if you invest in securities other than those listed as exempt under Paragraph 3 above. You may not be able to sell such securities until your employment with the firm ends because you will be “locked-in” to that investment if you cannot get preclearance to trade it.

Securities. As used in this Code, the terms “security” or “securities” means any type of securities, specifically including, but not limited to, stocks, bonds, options, derivatives and all forms of investment companies. The term “Security” includes options on a “Security.”

Pre-clearance Officers. Eric Schuettpelz is the designated preclearance officer for employees working in or for the Madison, Scottsdale, Burlington or New York offices

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(David DeVito will serve as the “acting” preclearance officer when Eric Schuettpelz is out of the office or otherwise unavailable, with Jay Sekelsky and Rich Eisinger, in that order, as “acting” preclearance officer if neither David DeVito nor Eric Schuettpelz is available).

The preclearance officer shall document preclearance, which documentation shall be forwarded to the Compliance Department for verification against broker confirms and quarterly statements.5 You may not trade until your preclearance officer has precleared your trade.

Unless you have precleared your trade as a “Frequently Traded security” described below, you must complete your transaction within a week (7 calendar days) of preclearance. If you do not complete your transaction within a week, you must obtain a new preclearance before you trade.

Exceptions from Preclearance for “Frequently Traded” Securities. There may be situations where you wish to periodically trade the same security over an extended period AND the preclearance officer knows that it will not be traded in client accounts in the foreseeable future. Such securities are referred to as “Frequently Traded” securities. At your request, your pre-clearance officer may give you preclearance to trade a security as a “Frequently Traded” security. This means you will only have to preclear this security once and may trade without restriction afterwards until and unless the preclearance officer (or the Compliance Officer or another officer of the company) alerts you that Frequently Traded status is over for that security. The preclearance officer may preclear individual securities or an entire type or class of securities, in his or her discretion, as having “Frequently Traded” security status.

De Minimis Transactions

a. De Minimis Transactions — Fixed Income Securities

Any of the following securities, if at the time of the transaction, the employee has no actual knowledge that the security is being considered for purchase or sale by a client or that the security is being purchased or sold by or for the client:

•	Fixed income securities transactions having a principal amount not exceeding $50,000; and

•	Non-convertible debt securities and non-convertible preferred stocks which are rated by at least one nationally recognized statistical rating organization (“NRSO”) in one of the three highest investment grade rating categories.

b. De Minimis Transactions — Equity Securities

Any equity security transaction, or series of related transactions in a thirty (30) day period, involving shares of common stock and excluding options, warrants, rights and other derivatives, provided:

•	The aggregate value of the transactions do not exceed $100,000 for securities of an issuer with a market capitalization of greater than $5 billion; and

•	The employee has no actual knowledge that the security is being considered for purchase or sale by a client or that the security is being purchased or sold by or for the client.

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PLEASE NOTE: THE EMPLOYEE MUST SPECIFICALLY INDICATE THAT THE EMPLOYEE IS REQUESTING THE DE MINIMIS EXCEPTION, THAT IT DOES QUALIFY FOR THE EXCEPTION, AND THAT THE EMPLOYEE HAS NO ACTUAL KNOWLEDGE THAT THE SECURITY IS BEING CONSIDERED FOR PURCHASE OR SALE BY A CLIENT OR THAT THE SECURITY IS BEING PURCHASED OR SOLD BY OR FOR THE CLIENT. ALL TRADES UNDER THE DE MINIMIS

EXCEPTION MUST BE PRECLEARED BY THE PRECLEARANCE OFFICER IN ADVANCE OF BEING PLACED.

“Being considered for purchase or sale” means a portfolio manager has indicated his or her intention to purchase or sell or an open order in the security exists on the trading desk.

IPOs. You are prohibited from acquiring any securities in an initial public offering. This does not preclude the acquisition of securities in an initial public offering by the spouse or family member provided (i) such spouse or family member is employed by the company making the offering and (ii) he or she is offered the securities as a bona fide employee benefit. Also, you are not prohibited from acquiring any securities in an initial public offered through promotional means (Internet giveaway, etc.) if you have not provided any money or services in exchange for receiving such promotional securities.

Private Placements. You must obtain preclearance by the Preclearance Officer or the CCO in advance of any acquisition of securities in a private placement. To the extent you have participated in a private placement, you must disclose that investment to the CCO or Preclearance Officer in the event a client or mutual fund is considering investment in that issuer. Independent investment personnel with no personal interest in the issuer must approve any subsequent decision to purchase securities of that issuer. You must obtain preclearance to ensure that your participation in a private placement does not represent an undisclosed conflict of interest with any client. A conflict of interest may occur if your participation in the private placement precludes a client’s suitable opportunity to participate in the transaction. A conflict of interest could also occur if the private placement represents an alternative or indirect method of investing in securities that are otherwise subject to the Code’s pre-clearance and trading restriction requirements. The Preclearance Officer or CCO will take into account the specific facts and circumstances of the request prior to reaching a decision on whether to authorize a private place investment. These factors include, among other things, whether the opportunity is being offered to an individual by virtue of their position with the company or its affiliates or their relationship to a managed fund or account and whether or not the investment

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opportunity being offered to the employee could be re-allocated to a client. Employees must comply with requests for information and/or documentation necessary for the Preclearance Officer to satisfy itself that no actual or potential conflict, or appearance of a conflict, exists between the proposed private placement purchase and the interests of any managed fund or account.

Excessive Trading. Excessive trading in employee accounts is strongly discouraged. In general, anyone trading more than 45 times during a quarter across all of his or her accounts should expect additional scrutiny of his or her trading activity. The CCO may limit the number of trades allowed in employee accounts during a given period.

Coordination with CCO. Each preclearance officer shall provide a copy of the preclearance log created to document preclearance to the compliance officer (or his or her designee) at least quarterly.6 The compliance officer (or his or her designee) shall review duplicate confirmation and brokerage statements promptly upon receipt and document such review by dating and initialing such confirmations and statements. Lisa Lange is the compliance officer for the Madison, New York and Scottsdale offices. Greg Zdienski is the compliance officer for the Burlington, Ontario office. Any designee of the compliance officer shall report his or her findings to the applicable compliance officer. The Guidelines for Implementing Code of Ethics are an integral part of ensuring compliance with this Code.

Frequent Trading of Proprietary Mutual Funds. You can generally buy and sell the funds we manage without restriction, subject to any restrictions on trading set forth in the applicable fund prospectus. However, without regard to prospectus provisions, in no event may you engage in frequent trading or market timing of fluctuating value registered funds advised or subadvised by our firm (Madison Funds, Ultra Series Fund, Transamerica Madison Funds and any closed-end funds). For purposes of this Code, “frequent trading or market timing” is considered making multiple “round-trips” in any fund within a thirty (30) day period. A “round-trip” consists of one or more investments and correlating redemptions. You may not engage in more than one such “round trip” within any calendar quarter. However, if you established an automatic investment plan in any fund whereby you make regularly scheduled investments of the same amount of money in a fund on a periodic (quarterly, monthly or more frequent) basis, such investments are not considered the front-end of a round-trip since you do not control the timing of such investments. Likewise, other investments over which you have no control of the timing (e.g. new retirement plan contributions made by the firm or trustee-to-trustee transfers) are not subject to this prohibition, but existing fund investments that you control in your retirement plan are subject to this prohibition. As a practical matter, employees are subject to the same frequent trading restrictions as other mutual fund shareholders.

This Code recognizes that the liquidity of your mutual fund investment may be one of the reasons you invested in the fund. This provision is solely designed to prevent market timing. If you need to make more than one round trip in a fund during any calendar

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quarter for personal liquidity needs, waivers of this prohibition may be considered upon request and may be approved by a majority of the firm’s Management Team, which approval must be in writing and signed by one or more members of the Committee. Any waivers will be reported to the applicable mutual fund board.

A summary of frequent trading exceptions by employees may be periodically communicated to the applicable fund boards.

Although this Code permits you to make a limited number of “round trips” during the year, it is considered a violation of this Code to engage in short-term trading in any fund for the purposes of attempting to “time” the market. A pattern of making quarterly “round trips” may also indicate an attempt to “time” the market.

Example 1: You invest in a fund on January 2. On January 15 your car dies and you need to redeem your investment to buy a new car. You may redeem without violating the Code or requesting a waiver. If, however, on January 31, your favorite aunt gives you the money for the car and you want to put your money back into the fund before 30 days have elapsed since your January 15 redemption, you will need to request a waiver to reinvest before February 15.

Example 2: You invest in a fund on January 2. On January 4, you noticed that the price of the fund went up 25 cents a share and you want to redeem. While the transaction would technically fall under the acceptable guidelines permitting you to engage in the transaction without a waiver, the intent to capture short-term price fluctuation will be perceived as prohibited market timing of the fund. This transaction appears to be an abuse of our policy allowing one “round trip” during the quarter for reasons other than market timing and, as a result, may be considered a Code violation under the circumstances.

5. Special Rule for Side-by-Side Management of Hedge Fund.

To the extent Madison serves as the investment manager to any pooled fund engaged in options trading strategies and such fund is not registered under the Investment Company Act (“Hedge Fund”), it shall be treated as an account of an Advisory Employee for purposes of its relationship to any open-end mutual funds advised or sub-advised by Madison. This Code recognizes that listed options on equity securities represent different securities than the equity securities themselves. To the extent Madison manages both a Hedge Fund and a registered investment company that employ the same or similar options strategies such that adherence to restrictions contained above would be impractical or unreasonable, the potential conflicts of interests that may arise by such side-by-side management shall be avoided by the requirement that no Hedge Fund may execute any transaction until the registered fund has completed its trades in any listed options or any long securities covering such options (provided, of course, that Hedge Fund trades in long securities remain subject to the “seven day restriction” above with regard to open-end mutual funds managed by Madison).

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6. Gifts.

You may not accept cash “gifts” or other cash compensation of any kind in connection with their employment from any person or entity other than your employer. You may accept non-cash gifts (such as food, flowers, etc.) provided the value of such gifts do not exceed $100 per person per year and you may accept an occasional meal, ticket to a sporting event or theater, or comparable entertainment.

7. Director Service.

Advisory Employees are discouraged from serving on the Boards of Directors of publicly traded corporations. If you serve on the Board of Directors of any corporation being considered for purchase by a client or Fund, you may not participate in any investment decision regarding that corporation’s securities. This may preclude our clients or Funds from ever investing in the securities of such corporation while you serve on its Board of Directors.

8. Annual Review and Affirmations Applicable to Investment Companies.

The Boards of Trustees of each registered investment company managed by the Madison organization shall annually review this Code and any procedures developed hereunder for compliance with Rule 17j-1.7 Each respective CCO shall prepare for the Board an annual written report8 that:

•	Describes any issues arising under the Code since the last written report to the Board, including, but not limited to, information about:

•	material violations of the Code;

•	sanctions imposed in response to the material violations; and

•	waivers of Code provisions or restrictions and reasons for any such waiver, demonstrating that such waivers did not permit an Access Person or Advisory Employee to engage in any fraud.

•	Certifies that each Madison Fund, Ultra Series Fund, each Madison closed-end fund, Madison Investment Holdings, Inc., Madison Investment Advisors, LLC, Madison Asset Management, LLC, NorthRoad Capital Management LLC, and MFD Distributor, LLC, as well as Hansberger Growth Investors, LP, has adopted procedures reasonably necessary to prevent Access Persons and Advisory Employees from violating this Code.

All Advisory Employees shall annually (i) affirm their understanding of this Code, (ii) confirm that they maintain no personal securities accounts other than those for which duplicate statements are being provided to the compliance department.

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9. Additional Definitions and Special Provisions for Access Persons.

Access Person. The term “Access Person” shall mean any trustee, officer, general partner, director, or advisory person of the Funds. An Access Person generally refers to all Advisory Employees because we all may have access to a variety of portfolio specific information, either because we manage portfolios on a day-to-day basis or simply because we may periodically “overhear” information during the course of our employment.

The trading restrictions and reporting requirements contained in this Code shall not apply to an individual who is considered an Access Person because he is a trustee of the Funds but who is not an “interested person” of the Funds within the meaning of section 2(a)(19) of the Investment Company Act of 1940, except where such trustee knew or, in the ordinary course of fulfilling his official duties as a trustee of the Funds, should have known that, during the 15-day period immediately before or after any security transaction, such security is or was purchased or sold by the Funds or such purchase or sale by the Funds is or was considered by the Funds or their advisor.9

Similarly, the trading restrictions and reporting requirements contained in this Code shall not apply to non-employee directors of Madison Investment Holdings, Inc. (or any of its subsidiaries) unless (1) the director knew, or, in the course of fulfilling his official duties as a director of Madison, should have known that, during the 15-day period immediately before or after any security transaction, such security is or was purchased or sold by the Funds or such purchase or sale by the Funds is or was considered by the Funds or their advisor, or (2) the CCO has determined otherwise.

Funds. As used in this Code, the term “Funds” shall mean Madison Funds, Ultra Series Fund, Madison Strategic Sector Premium Fund, Madison Covered Call & Equity Strategy Fund and the individual portfolios thereunder, if any, collectively or individually, while the term “mutual funds” shall mean the Funds and any other registered investment companies advised or subadvised by Madison Investment Holdings, Inc., Madison Asset Management, LLC, Madison Investment Advisors, LLC, or NorthRoad Capital Management LLC or Hansberger Growth Investors, LP.

Advisory Employees. As used in this Code, the term “Advisory Employees” means you and the family members who live in your home. It also means all employees, officers and directors of Madison Investment Holdings, Inc., Madison Asset Management, LLC, NorthRoad Capital Management, LLC, Hansberger Growth Investors, LP, the Funds, MFD Distributor, LLC, and Madison Investment Advisors, LLC.

Exempt Securities. As used in this Code, the term “Exempt Securities” means direct obligations of the US Government, bankers acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, and shares issued by open-end mutual funds (except as described in Section 4 above regarding trading in proprietary mutual funds).

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10. Client Accounts Owned by Employees

An exception to the prohibitions of Paragraph 4 shall be allowed for accounts of any Advisory Employees managed by Madison Investment Holdings, Inc. or any of its affiliates in accordance with an executed investment management agreement (“Employee Client Accounts”), provided that all purchases and sales transacted in Employee Client Accounts are executed after completion of trading in the same security by all non-Employee Client Accounts. This limited exception for firm management of employee accounts does not apply to any strategy that is not managed to a specific composite model. There shall be no discretion relating to timing of investments or selection of investments that is not afforded to a typical non-employee client account that is managed to the same model. Any deviation from the model remains subject to normal preclearance rules under this Code. This limited exception shall not apply to any account managed in the “private wealth management” style or composite for which dispersion is to be expected among client accounts and for which there will normally be conflicts of interest between opportunities available to the employee account and other client accounts of the type that this Code was designed to prevent.

Example 1: An employee wishes to open an account managed in the mid-cap equity style. Upon receipt of cash by the employee’s custodian, the account must be invested pursuant to the mid-cap model with the same speed and allocation as any new mid-cap equity subadvisory account would be invested. If all trades for the model for that day are not done in a single block at the same price, the employee’s new account would trade after any other new accounts have traded for the day.

Example 2: An employee wishes to open an account managed in the mid-cap equity style. However, the employee does not wish to invest his or her entire account immediately and wishes to hold off investing in several of the securities in the mid-cap model. The firm cannot manage this employee’s account and the employee must preclear his or her personal securities trading.

Example 3: An employee wishes to open an account managed in the mid-cap equity style. However, the employee does not wish to invest his or her entire account immediately. The employee may open the account, but any cash received will be fully invested in accordance with the model. If the employee does not want to invest a specific amount of cash, the employee must not include the cash in the account managed by the firm until the employee is prepared for the firm to invest the cash in accordance with the model.

[1]	In connection with any investment company client managed by our firm, the Investment Company Act of 1940 specifically states that it is unlawful:

(1) to employ any device, scheme or artifice to defraud the Fund;

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(2) to make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading;

(3) to engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or

(4) to engage in any manipulative practice with respect to the Fund.

[2]	You may not maintain any securities accounts with any broker or issuer that does not satisfy the customer statement requirements of the Securities Exchange Act of 1934.
[3]	Technically, your initial holdings report must be current as of a date no more than 45 days prior to the date of employment. Therefore, if your most recent brokerage statement is older than 45 days prior to the date of your employment, then you need to prepare a separate report listing your holdings or include a signed and dated certification with the old statement explaining what, if any, changes to the portfolio have occurred through the date of your employment and date of your certification.
[4]	Your quarterly statements must be provided by your broker no later than 30 days after the end of a calendar quarter. In most cases, your broker will provide us with monthly statements. In addition to quarterly reports, you must also provide an annual report that contains the information set forth in your quarterly brokerage statement. By providing duplicate confirmations and statements, you are deemed to satisfy the annual holdings report requirement by fulfilling the quarterly holdings report requirement. You will, however, be required to annually certify your receipt of this Code of Ethics and verify your understanding of its requirements and obligations.
[5]	The pre-clearance officer’s log contains the name of the employee, the name of the security sought to be cleared, the date of clearance, the officer’s initials and, if applicable, whether the security has been cleared as a Frequently Traded security defined herein. To ensure that the pre-clearance and Chief Compliance Officers do not violate this Code, (1) personal trading by pre-clearance officers must be approved in the pre-clearance log by another knowledgeable officer of the firm acting as pre-clearance officer and (2) personal securities transaction reports provided by the Chief Compliance Officers must be reviewed (initialed and dated) by either the pre-clearance officer or another knowledgeable officer.
[7]	The pre-clearance officers shall maintain copies of their pre-clearance logs indefinitely and the applicable Chief Compliance Officer shall maintain all other records required pursuant to Rule 17j-1(f) under the Investment Company Act and the corresponding recordkeeping provisions under Rule 204A-1 under the Investment Advisors Act.
[8]	As a practical matter, such information will be provided quarterly to the relevant investment company Board at its regularly scheduled meetings and presented as a formal report no less frequently than annually.
[9]	Otherwise, quarterly transaction reports would be required.

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